Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER APPOINTS JAMES CURRIE AS CHIEF OPERATING OFFICER

January 11, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the appointment of James Currie as Chief Operating Officer.

“I am delighted to formally welcome Mr. James “Jim” Currie to Kimber Resources as our new Chief Operating Officer.” said Gordon Cummings, President and CEO of Kimber Resources. “Jim has tremendous experience in the engineering, construction and operation of mines with recent experience and a track record of success in gold mining in Mexico at New Gold Inc. I have every confidence that Jim will be a most valuable member of senior management in leading the advancement of the Monterde project towards a production decision. In addition, I believe that Jim’s extensive skills and range of experience in the mining sector greatly improves Kimber’s potential to explore and develop multiple assets and build significant value for shareholders.”

“I am pleased to be joining Kimber at this exciting stage in its development as a Company,” said Jim Currie. “The Monterde project is an attractive gold-silver asset with good potential for expanding high-grade gold-silver mineral resources at depth as shown by the drill results during 2011. I look forward to the prospect of further strengthening the technical team at Kimber, advancing the Monterde property to achieve its full potential and expanding the number of gold-silver projects being actively explored and developed by Kimber.”

Mr. Currie is a mining engineer with over 30 years of experience in the mining industry, having worked on projects in North and South America, Asia and Africa. Mr. Currie was recently Chief Operating Officer for New Gold Inc., a multi-mine gold producer with annual production of over 350,000 ounces of gold and market capitalization of over $5.1 billion. Prior to that, Mr. Currie was the Vice President, Operations for Miramar Mining Corp. (”Miramar”) in Vancouver and was responsible for leading the development team of Miramar’s 10 million ounce gold mineral resource at Hope Bay in the Canadian Arctic prior to the acquisition of Miramar by Newmont Mining Corporation. Mr. Currie has also worked as General Manager of Mauritanian Copper Mines SA.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.